UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14041255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Access Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliott Roman (212) 812-2061
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 29 2014
DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 6 2014
DIVISION OF TRADING & MARKETS

OATH OR AFFIRMATION

I, Elliott Roman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Access Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Justin Heinrich 7/28/14

Notary Public

JUSTIN HEINRICH
Notary Public, State Of New York
No. 02HE6230664
Qualified In King County
Commission Expires November 01, 20 14

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT ACCESS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Management of Direct Access Partners, LLC

We have audited the accompanying statement of financial condition of Direct Access Partners, LLC (a New York State Corporation) (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement of financial condition based on conducting the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Direct Access Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

Because of the legal matters described in Note 1 the Company ceased its trade execution business on May 12, 2013.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 9 to the statement of financial condition, the Company has issues that raise substantial doubt about its ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

EisnerAmper LLP

New York, New York
August 1, 2014

DIRECT ACCESS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	290,297
Receivables from clearing brokers, including clearing deposits of approximately $100,000		242,712
Fees receivable		1,061,764
Property and equipment, net		2,500
Due from Direct Access Group		43,299
Other assets		103,290
	$	1,743,862
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	3,172,420
Loan payable (Note 9)		2,652,250
Total liabilities		5,824,670
Commitments and contingencies (Note 7 and 9)		
Members' capital		(4,080,808)
	$	1,743,862

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Direct Access Partners, LLC, a limited liability company, (the "Company") is a New York State company formed in 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE") and the Municipal Securities Rulemaking Board ("MSRB"). Direct Access Group, LLC owns 99% of the member interest in the Company.

On or about May 3, 2013, two employees in the Company's Miami office were arrested and charged in a criminal complaint by the U.S. Attorney's Office for the Southern District of New York for alleged violations of the Foreign Corrupt Practices Act (the "FCPA") and the federal money laundering statute in connection with bribing a Venezuelan government official. The same employees were also named in a U.S. Securities and Exchange Commission ("SEC") enforcement action on the same underlying facts (collectively, the "Government Investigations"). Within days of the initial arrests, on or about May 6, 2013, the Company's primary clearing firm, Goldman Sachs, in the wake of the news, ceased clearing trades for DAP.

On or about May 12, 2013, the Company engaged counsel to conduct an internal investigation into the facts and circumstances surrounding the allegations made by the Department of Justice ("DOJ") and the SEC (the "Internal Investigation"). The Company has fully cooperated with both the DOJ and the SEC investigations and has not been named as a defendant in either the criminal matter or the SEC enforcement action.

In addition to those employees indicted by the DOJ between May and August 2013, the Company alleged that other then current and former employees of DAP participated in, consciously avoided knowing, or were otherwise unjustly enriched by the underlying FCPA bribery scheme and money laundering fraud. Further, the Company commenced a FINRA arbitration proceeding against the former employees.

The Company ceased its trade execution business on or about May 12, 2013 and has been otherwise winding down its active broker-dealer operations since that date (the "Wind Down Date").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available for issuance on August 1, 2014. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers deposits in money market accounts to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

1. Nature of business and summary of significant accounting policies (continued)

Receivables from clearing brokers

Receivables from clearing brokers include a clearing deposit required under the clearing agreement with the broker aggregating $100,000. Subsequent to the financial statements date, the Company collected this deposit.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Equipment, furniture and fixtures	7 years	Straight-Line

Revenue and Expense Recognition from Securities Transactions

Prior to the Wind Down Date, commission income and related expense were recorded on a settlement date basis as per the brokerage statement. Securities transactions and the related revenues and expenses are also recorded on the settlement basis. There was no material difference between the settlement date basis and the trade date basis.

Consulting income was recorded (i) as services were provided as it relates to advisory services, (ii) when the transaction was complete and the related fees were fixed and determinable as it relates to transaction services, and (iii) based on the terms of the respective placement agreements, as it relates to placement services. All consulting income was reflected in other income. Investment banking fees were recorded at the time the transaction was completed and the income was reasonably determinable.

Fee revenues consist of management and incentive fees earned through placement agreements. Fee revenues were recognized in accordance with the terms of the respective placement agreements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the members for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to a 4% New York City Unincorporated Business Tax, no provision has been provided and no deferred tax asset has been recorded.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is no longer subject to income tax examinations by taxing authorities for years before 2010.

1. Nature of business and summary of significant accounting policies (continued)

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities and Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). See the "Other Matters" section for an additional discussion on the remaining balances as of December 31, 2013.

2. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Equipment, furniture and fixtures	$	5,000
Less accumulated depreciation		(2,500)
	$	2,500

Depreciation and amortization expense charged to operations for the year ended December 31, 2013 amounted to approximately $173,000.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately ($5,292,000) which was approximately ($5,680,000) less than its minimum requirement of approximately $388,000. All required notifications regarding the Company's net capital deficiency were filed timely with the SEC and FINRA.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

5. Concentrations of credit risk

Through the Wind Down Date, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may have exposed the Company to off-balance-sheet risk in the event the customer or other broker was unable to fulfill its contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss. As of the audit date there were no customer activities outstanding.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

7. Commitments

In December 2009, the Company entered into a lease agreement (Lease) for office space which commenced in February 2010 and expires in December 2019. On September 27, 2013, the Company assigned this lease and all of its rights, title and interest thereunder to Freedom Holding Group, LLC (including all incidental and appurtenant rights which the Company may have or possess in connection with the Lease and the fixtures and improvements located therein). The Company entered into a new lease agreement with Freedom Holding Group, LLC on September 27, 2013 for the period October 1, 2013 through March 31, 2014. This lease agreement was extended until September 30, 2014, with a monthly rent of $4,500 for the period April 1, 2014 through September 30, 2014.

Rent expense under the agreements above, and other agreements for temporary office space charged to operations for the year ended December 31, 2013 was $238,794.

Future minimum payments by year and in the aggregate under this operating lease are as follows for the year ended December 31:

2014	$	27,000

8. Retirement Plan

The Company maintains a 401(k) retirement plan. The plan allowed each participant an election to defer a percentage of their compensation up to the limitation as determined by federal law. For the year ended December 31, 2013, the Company did not contribute to the plan.

9. Other Matters

As a consequence of the Government Investigations as referred to in Note 1, the Company began a process of winding-down its business, terminated its trade execution business specifically but not all of its broker dealer activities. Actions of the former employees have had the following effects on certain amounts reported in the financial statements:

- A claim has been alleged against the Company for the transfer of commission dollars to which the Company asserts it has legal title and ownership. The claim was initially brought in arbitration at the American Arbitration Association where the arbitrator decided against the Company; however, the Company has a pending petition in New York State Supreme Court where it is seeking to vacate the arbitral award. To be conservative, the amount in dispute has been accrued and is included in the Company's financial statements.
- Soft Dollar Receivables were determined to be uncollectible as a significant portion of the operating business was not maintained. Further, certain other operating receivables have been written off as they were determined to be uncollectible without continued operations.
- As a consequence of the assignment of the lease and all of its right, title and interest, certain property and equipment were sold for a loss and the leasehold improvements were abandoned. In addition, a certain equipment lender has filed suit against the Company citing default on the lease and breach of contract. To be conservative the Company has accrued an amount equal to the remaining lease payments.
- The Company has determined that certain transactions previously recorded by Direct Access Group, LLC ("DAG"), the Company's parent, were for the benefit of the Company and, therefore, were not appropriate to record on the books and records of DAG. Accordingly, approximately $2 million has been adjusted and included in these statements as a prior period adjustment. Further, the Company has also determined that a loan historically recorded on the books of its parent, DAG, should be reflected on the books of the Company. Accordingly, the Company has recorded a prior period adjustment in the amount of $2,575,000. DAG obtained this loan from an institutional investor in 2011. This loan is due on demand after December 31, 2012 and accrued interest of three percent (3%) annually. Interest expense for 2013 was $77,250.
- The Company estimates and has accrued for unasserted claims from vendors in the aggregate amount of approximately $380,359.

The total amount accrued under these matters is approximately $733,000.

On May 30, 2013, an involuntary case was commenced against DAG, the Company's parent, under chapter 7 of title 11 of the United States Bankruptcy Code. On July 22, 2013, DAG filed a voluntary petition under chapter 11 of the bankruptcy code, thereby consenting to the entry of an order for relief. This bankruptcy case is still pending.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Management of
Direct Access Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Direct Access Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Direct Access Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Direct Access Partners, LLC's management is responsible for the Direct Access Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (i.e. the Trial Balance) supporting the adjustments, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP
New York, New York
August 1, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065361 FINRA DEC
DIRECT ACCESS PARTNERS, LLC
40 WALL STREET, 42ND FLOOR
NEW YORK, NY 10005-1304

AMENDED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Lipner (516)680-9638

2. A.	General Assessment (item 2e from page 2)		$ 32,658
B.	Less payment made with SIPC-6 filed (exclude interest) 12/20/2013 Date Paid		(30,859)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,799
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,799
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,885	
H.	Overpayment carried forward	$(86)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIRECT ACCESS PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of JULY, 20 14.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$14,912,155
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,260,561
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $588,549	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	588,549
Total deductions	1,849,110
2d. SIPC Net Operating Revenues	$13,063,045
2e. General Assessment @ .0025	$32,658

(to page 1, line 2.A.)